United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2009
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- _____ .)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: March 16, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations

This exhibit contemplates the wording proposal for articles 1º and 5º
to be submitted to the Extraordinary Shareholders Meeting of Vale.
BY-LAWS
COMPANHIA VALE DO RIO DOCE
CHAPTER I — NAME, PURPOSE, HEAD OFFICE AND DURATION
Article 1 — COMPANHIA VALE DO RIO DOCE, referred to in abbreviated form as CVRD, is a joint-stock company governed by the present By-Laws and by applicable legislation.
Wording proposal to be submitted to the Extraordinary Shareholders Meeting:
Art. 1º — Vale S.A., referred to in abbreviated form as Vale, is a joint-stock company governed by the present By-Laws and by applicable legislation.
Article 2 — The purpose of the company is:
I.	the exploitation of mineral deposits in Brazil and abroad by means of extraction, processing, industrialization, transportation, shipment and commerce of mineral assets;

II.	the building and operation of railways and the exploitation of own or third party rail traffic;

III.	the building and operation of own or third party marine terminals, and the exploitation of nautical activities for the provision of support within the harbor;

IV.	the provision of logistics services integrated with cargo transport, comprising generation, storage, transshipment, distribution and delivery within the context of a multimodal transport system;
V.
the production, processing, transport, industrialization and commerce of all and any source and form of energy, also involving activities of production, generation, transmission, distribution and commerce of its products, derivatives and subproducts;

VI.
the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation, the exploitation, industrialization and commerce of forest resources and the provision of services of any kind whatsoever;

VII.	constituting or participating in any fashion in other companies, consortia or associations directly or indirectly related to its business purpose.
Av. Graça Aranha, 26, 15º, 20005-900 Rio de Janeiro RJ Brasil Tel.: (21) 3814-4566 Fax.: (21) 3814-4493

Article 3 — The head office and legal venue of the company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, the company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad.
Article 4 — The term of duration of the company shall be unlimited.
CHAPTER II — CAPITAL AND SHARES
Article 5 — Paid-up capital amounts to R$ 28,000,000,000.00 (twenty eight billion reais) corresponding to 4,919,314,116 (four billion, nine hundred and nineteen million, three hundred and fourteen thousand, one hundred and sixteen) book-entry shares, being R$ 17, 074,399,818.22 (seventeen billion, seventy-four million, three hundred and ninety-nine thousand, eight hundred and eighteen reais and twenty-two centavos), divided into 2,999,797,716 (two billion, nine hundred and ninety-nine million, seven hundred and ninety-seven thousand, seven hundred and sixteen) common shares and R$ 10,925,600,181.78 (ten billion nine hundred and twenty five million six hundred thousand one hundred and eighty one reais and seventy-eight centavos), divided into 1,919,516,400 (one billion, nine hundred and nineteen million five hundred and sixteen thousand, four hundred) Preferred Class “A” shares in including 12 (twelve) golden shares, all without nominal value.
Wording proposal to be submitted to the Extraordinary Shareholders Meeting, in order to reflect the capital increase approved by Vale Board of Directors meetings held on July 22, 2008 and August 05, 2008:
Art. 5º — Paid-up capital amounts to R$47,434,193,128.68 (forty seven billion, four hundred and thirty four million, one hundred and ninety three thousand, one hundred and twenty and eight reais and sixty eight cents) corresponding to 5,365,304,100 (five billion, three hundred and sixty five million, three hundred and four thousand and one hundred) book-entry shares, being R$ 28,964,970,548.70 (twenty eight billion, nine hundred and sixty four million, nine hundred and seventy thousand, five hundred and forty eight reais and seventy cents), divided into 3,256,724,482 (three billion, two hundred and fifty six million, seven hundred and twenty four thousand, four hundred and eighty two) common shares and R$18,469,222,579.98 (eighteen billion, four hundred and sixty nine million, two hundred and twenty two thousand, five hundred and seventy nine reais and ninety eight cents), divided into 2,108,579,618 (two billion, one hundred and eight million, five hundred and seventy nine thousand, six hundred and eighteen) Preferred Class “A”, shares in including 12 (twelve) golden shares, all without nominal value.
§1	—	The shares are common shares and preferred shares. The preferred shares comprise class A and special class.
§2	—
The special class preferred share shall belong exclusively to the Federal Government. In addition to the other rights which are expressed and specifically attributed to these shares in the current By-Laws, the special class shares shall possess the same rights as the class A preferred shares.

§3	—	Each common, class A preferred share and special class shares shall confer the right to one vote in decisions made at General Meetings, the provisions of § 4 following being observed.
Av. Graça Aranha, 26, 15º, 20005-900 Rio de Janeiro RJ Brasil Tel.: (21) 3814-4566 Fax.: (21) 3814-4493

§4	—
The preferred class A and special shares will have the same political rights as the common shares, with the exception of voting for the election of Board Members, excepting the provisions set forth in §§ 2 and 3 of Article 11 following, and also the right to elect and dismiss one member of the Fiscal Council, and its respective alternate.

§5	—	Holders of class A preferred and special class shares shall be entitled to receive dividends calculated as set forth in Chapter VII in accordance with the following criteria:
a) priority in receipt of dividends specified in § 5 corresponding to: (i) a minimum of 3% (three percent) of the stockholders’ equity of the share, calculated based on the financial statements which served as reference for the payment of dividends, or (ii) 6% (six percent) calculated on the portion of the capital formed by this class of share, whichever higher;
b) entitlement to participate in the profit distributed, on the same conditions as those for common shares, once a dividend equal to the minimum priority established in accordance with letter “a” above is ensured; and
c) entitlement to participate in any bonuses, on the same conditions as those for common shares, the priority specified for the distribution of dividends being observed.
§6	—
Preferred shares shall acquire full and unrestricted voting rights should the company fail to pay the minimum dividends to which they are entitled during 3 (three) consecutive fiscal years, under the terms of §5 of Article 5.

Article 6 — The company is authorized to increase its paid-up capital up to the limit of 3,600,000,000 (three billion, six hundred million) common shares and 7,200,000,000 (seven billion, two hundred million) Preferred Class “A” shares. Within the limit authorized in this article, the Company, as a result of deliberation by the Board of Directors, may increase its paid-up capital independently of reform to its bylaws, through the issue of common and/or preferred shares.
§1	—	The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up.
§2	—
At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law no. 6.404/76, may be rescinded.

§3	—
Provided that the plans approved by the General Meeting are complied with, the company shall be entitled to delegate the option of share purchase to its administrators and employees, with shares held in Treasury or by means of the issuance of new shares, the shareholders’ preemptive right being excluded.

Av. Graça Aranha, 26, 15º, 20005-900 Rio de Janeiro RJ Brasil Tel.: (21) 3814-4566 Fax.: (21) 3814-4493

Article 7 — The special class share shall possess a veto right regarding of the following subjects:
I.	change of name of the company;

II.	change of location of the head office;

III.	change of the corporate purpose with reference to mineral exploitation;

IV.	the winding-up of the company;
V.
the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore systems of the company: (a) mineral deposits, reserves and mines; (b) railways; (c) ports and marine terminals;

VI.	any alteration of the rights assigned to the types and classes of the shares issued by the company in accordance with the prescriptions set forth in the present By-Laws;
VII.	any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws.
CHAPTER III — GENERAL MEETING
Article 8 — The ordinary Shareholders’ General Meeting shall be held within the first four months following the end of the fiscal year and, extraordinarily, whenever called by the Board of Directors.
§1	—	An extraordinary Shareholders’ General Meeting shall be competent to discuss the subjects specified in Article 7.
§2	—
The holder of the special class share shall be formally requested by the company to attend for the purpose of discussing the subjects specified in Article 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given.

§3	—
Should the holder of the special class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in Article 7 shall be deemed as having been approved by the holder of the said special class.

Av. Graça Aranha, 26, 15º, 20005-900 Rio de Janeiro RJ Brasil Tel.: (21) 3814-4566 Fax.: (21) 3814-4493

Article 9 — At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, and the Secretary of the Board of Directors shall act as secretary, as per § 14 of Article 11.
Sole Paragraph — In the case of temporary absence or impediment of the Chairman or Vice-Chairman of the Board of Directors, the General Meeting of Shareholders shall be chaired by their respective alternates, or in the absence or impediment of such alternates, by an Officer specially appointed by the Chairman of the Board of Directors.
CHAPTER IV — ADMINISTRATION
Article 10 — The Board of Directors and the Executive Board shall be responsible for the administration of the company.
§1	—	The members of the Board of Directors and the Executive Board shall take office by means of signing the Minute Book of the Board of Directors or the Executive Board, as the case may be.
§2	—	The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office.
§3	—
The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their duties, their competence and professional repute and the market value of their services. The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board.

§4	—	The Board of Directors shall be supported by technical and consultant bodies, denominated Committees, regulated as set forth in Section II — Committees hereinafter.
SECTION I — BOARD OF DIRECTORS
Subsection I — Composition
Article 11 — The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 11 (eleven) effective members and their respective alternates, all being shareholders in the company, and one of whom shall be the Chairman of the Board and another shall be the Vice-Chairman.
§1	—	The term of office of the members of the Board of Directors shall be 2 (two) years, their re-election being permitted.
§2	—
Under the terms of Article 141 of Law # 6,404/76, 1 (one) member and his alternate of the Board of Directors, may be elected and removed, by means of a separate vote at the general meeting of shareholders, excluding the controlling shareholder, by the majority of holders, respectively, of:

I — common shares representing at least 15% (fifteen percent) of the total shares with voting rights; and
II — preferred shares representing at least 10% (ten percent) of share capital.
Av. Graça Aranha, 26, 15º, 20005-900 Rio de Janeiro RJ Brasil Tel.: (21) 3814-4566 Fax.: (21) 3814-4493

§3	—
Having ascertained that neither the holders of common shares or preferred shares have respectively formed the quorum required in sections I and II of §2 above, they shall be entitled to combine their shares to jointly elect a member and an alternate to the Board of Directors, and in such hypothesis the quorum established in section II of §2 of this Article shall be observed.

§4	—
The entitlement set forth in §2 of this Article may only be exercised by those shareholders who are able to prove uninterrupted ownership of the shares required therein for a period of at least 3 (three) months, immediately prior to the general shareholders meeting which elected the members of the Board of Directors.

§5	—
From among the 11 (eleven) effective members and their respective alternates of the Board of Directors, 1 (one) member and his alternate shall be elected and/or removed, by means of a separate vote, by the employees of the company.

§6	—
The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during a Meeting of the Board of Directors to be held immediately after the General Meeting which has elected them.

§7	—
In the case of impediment or temporary absence, the Vice-Chairman shall replace the Chairman, and during the period of such replacement the Vice-Chairman shall have powers identical to those of the Chairman, the alternate of the Chairman being nevertheless entitled to exercise the right to vote in his capacity as a member of the Board of Directors.

§8	—	Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective alternates in the first Meeting to be held after the vacancy.
§9	—	During their impediments or temporary absences, the members of the Board of Directors shall be replaced by their respective alternates.
§10	—
Should a vacancy occur in the office of a member of the Board of Directors or of an alternate, the vacancy shall be filled by nomination by the remaining members of an alternate who shall serve until the next General Meeting, which shall decide on his election. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.

§11	—
Whenever the Board of Directors is elected under the multiple vote regime, as established in Article 141 of Law # 6,404/1976, the Chairman of the shareholders meeting shall inform those shareholders present that the share which elected a member of the Board of Directors, by means of a separate vote in accordance with §§2 and 3 of Article 11, may not participate in the multiple vote regime and, evidently, may not participate in the calculation of the respective quorum. Once the separate vote has been held, then the ratio may be definitively defined in order to proceed with the multiple vote.

Av. Graça Aranha, 26, 15º, 20005-900 Rio de Janeiro RJ Brasil Tel.: (21) 3814-4566 Fax.: (21) 3814-4493

§12	—
With the exception of the effective members and their respective alternates, elected by means of separate vote, respectively, by the employees of the company and by the holders of preferred shares, under section II, §2 of Article 11, whenever the election for the Board of Directors is held under the multiple vote regime, the removal of any member of the Board of Directors, effective or alternate, by the general shareholders meeting, shall imply in the removal of the other members of the Board of Directors, and consequently a new election shall be held; in other cases of vacancy, in the absence of an alternate, the first general shareholders meeting shall elect the whole Board.

§13	—
Whenever, cumulatively, the election of the Board of Directors is held under the multiple vote system and the holders of common shares or preferred shares or company employees exercise the right established in §§ 2, 3 and 5 above, the shareholder or group of shareholders under vote agreement who hold over 50% (fifty percent) of shares with voting rights, shall be ensured the right to elect officers in a number equal to those elected by the other shareholders, plus one, irrespective of the number of officers established in the caption of Article 11.

§14	—
The Board of Directors shall have a Secretary, appointed by the Chairman of the Board of Directors, who shall necessarily be an employee or administrator of the company, in whose absence or impediment shall be replaced by another employee or administrator as designated by the Chairman of the Board of Directors.

Subsection II — Workings
Article 12 — The Board of Directors shall meet on an ordinary basis once a month and extraordinary whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by any 2 (two) members acting together.
Sole Paragraph — The meetings of the Board of Directors shall be held at the Company’s headquarters, but, under exceptional circumstances, may be held at a different location.
Article 13 — Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members.
§1	—
The minutes of the meetings of the Board of Directors shall be recorded in the Book of Minutes of Meetings of the Board of Directors which, after having been read and approved by the officers present at the meetings, shall be signed in a number sufficient to constitute the majority necessary for approval of the subjects examined.

§2	—
The Secretary shall be responsible for the recording, distribution, filing and safeguard of the respective minutes of the meetings of the Board of Directors, as well as for the issuance of abstracts of the minutes and certificates of approvals of the Board of Directors.

Av. Graça Aranha, 26, 15º, 20005-900 Rio de Janeiro RJ Brasil Tel.: (21) 3814-4566 Fax.: (21) 3814-4493

Subsection III — Responsibilities
Article 14 — The Board of Directors shall be responsible for:
I.	electing, evaluating and at any time removing the Executive Officers of the company, and assigning functions to them;

II.	distributing the remuneration established by the general shareholders meeting among its members and those of the Executive Board;

III.	assigning the functions of Investor Relations to an Executive Officer;

IV.	approving the policies relating to selection, evaluation, development and remuneration of members of the Executive Board;
V.	approving the company’s human resources general policies as submitted to it by the Executive Board;

VI.	establishing the general guidance of the business of the company, its whollyowned subsidiary companies and controlled companies;

VII.	approving the strategic guidelines and the strategic plan of the company submitted annually by the Executive Board;

VIII.	approving the company’s annual and multi-annual budgets, submitted to it by the Executive Board;

IX.	monitoring and evaluating the economic and financial performance of the company, and may request the Executive Board to provide reports with specific performance indicators;
X.	approving investments and/or divestiture opportunities submitted by the Executive Board which exceed the limits established for the Executive Board as defined by the Board of Directors;

XI.	issuing opinions on operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases submitted by the Executive Board;

XII.
with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, or its transformation into another kind of company, direct or indirect participation in the capital of other companies, consortia, foundations and other organizations, by means of the exercise of rights withdrawal, the exercise of non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law, including but not limited to, merger, split-off and incorporation in companies in which it participates;

Av. Graça Aranha, 26, 15º, 20005-900 Rio de Janeiro RJ Brasil Tel.: (21) 3814-4566 Fax.: (21) 3814-4493

XIII.	approving the corporate risks and financial policies of the company submitted by the Executive Board;

XIV.	approving the issuance of simple debentures, not convertible into share and without collateral submitted by the Executive Board;

XV.	approving the accounts of the Executive Board, substantiated in the Annual Report and the Financial Statements, for subsequent submission to the Ordinary General Meeting;

XVI.
approving the employment of profit for the year, the distribution of dividends and, when necessary, the capital budget, submitted by the Executive Board, to the later direction to the appreciation of the Ordinary Shareholders Meeting;

XVII.	selecting and removing external auditors of the company, based on the Fiscal Council’s recommendation, in accordance with section (ii) of §1º of Article 39;

XVIII.	appointing and removing the person responsible for the internal auditing and for the Ombud of the company, who shall report directly to the Board of Directors;

XIX.
approving the policies and the annual audit plan of the company submitted by the person responsible for internal auditing, as well as to acknowledge the respective reports and determine the adoption of necessary measures;

XX.
overseeing the management of the company by the Executive Officers and examining at any time, the books and documents of the Company, requesting information about contracts signed or about to be signed, and about any other actions, in order to ensure the financial integrity of the Company;

XXI.	approving alterations in corporate governance rules, including, but not limited to, the process of rendering of accounts and the process of disclosure of information;

XXII.
approving policies of employee conducts based on ethical and moral standards described in the Code of Ethics of the Company, to be observed by all administrators and employees of the Company, its subsidiaries and controlled companies;

XXIII.
approving policies to avoid conflicts of interests between the Company and its shareholders or its administrators, as well as the adoption of the measures considered necessary in the event such conflicts arise;

XXIV.
approving policies of corporate responsibility of the Company, mainly those related to: the environment, health and labor safety, and social responsibility of the Company, submitted by the Executive Board;

Av. Graça Aranha, 26, 15º, 20005-900 Rio de Janeiro RJ Brasil Tel.: (21) 3814-4566 Fax.: (21) 3814-4493

XXV.
establishing criteria for the Executive Board in relation to the purchase of, sale of and placing of liens on fixed assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with;

XXVI.	approving the provision of guarantees in general, and establishing criteria for the Executive Board in relation to the contracting of loans and financing and for the signing of other contracts;

XXVII.
establishing criteria for the Executive Board in relation to the signing of commitments, waiving of rights and transactions of any nature, except for the waiver of its preemptive rights in the subscription and purchase of shares, under section XII of Article 14;

XXVIII.
approving any matters which are not the competence of the Executive Board, under the terms of the present By-Laws, as well as matters whose limits exceed the criteria established for the Executive Board, as established in Article 14;

XXIX.
approving any reformulation, alteration, or amendment of shareholders’ agreements or consortia contracts, or of agreements among the shareholders or among the consortia parties of companies in which the company participates, as well as approving the signing of new agreements and/or consortia contracts that address subjects of this nature;

XXX.
authorize the negotiation, signing or alteration of contracts of any kind of value between the company and (i) its shareholders, either directly or through intermediary companies (ii) companies which directly or indirectly participate in the capital of the controlling shareholder or which are controlled, or are under joint control, by companies which participate in the capital of the controlling shareholder, and/or (iii) companies in which the controlling shareholder of the company participates, and the Board of Directors may establish delegations, with standards and procedures, which meet the requirements and nature of the operations, without prejudice of keeping the aforementioned group duly informed of all company transactions with related parties;

XXXI.	expressing its opinion regarding any matter to be submitted to the General Meeting of Shareholders;

XXXII.	authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale;

XXXIII.	approving the recommendations submitted by the Fiscal Council of the Company in the exercise of its legal and statutory attributions.
§1	—
The Board of Directors shall be responsible for appointing, as submitted by the Executive Board, the persons who shall form part of the Administrative, Consulting and Audit bodies of those companies and organizations in which the company participates, directly or indirectly.

§2	—	The Board of Directors may, at its discretion, delegate the assignment mentioned in the prior paragraph to the Executive Board.
Av. Graça Aranha, 26, 15º, 20005-900 Rio de Janeiro RJ Brasil Tel.: (21) 3814-4566 Fax.: (21) 3814-4493

SECTION II — COMMITTEES
Article 15 — The Board of Directors, shall have, for advice on a permanent basis, 5 (five) technical and advisory committees, denominated as follows: Executive Development Committee, Strategic Committee, Finance Committee, Accounting Committee and Governance and Sustainability Committee.
§1	—
The Board of Directors, at its discretion, may also establish, for its consulting support, other committees to fulfill consultant or technical tasks, other than those permanent committees as set forth in the caption of this Article.

§2	—
The members of the committees shall be remunerated as established by the Board of Directors, and those members who are administrators of the company shall not be entitled to additional remuneration for participating on the committees.

Subsection I — Mission
Article 16 — The mission of the committees shall be to provide support to the Board of Directors, which includes the follow up of the activities of the Company, in order to increase the efficiency and quality of its decisions.
Subsection II — Composition
Article 17 — The members of the committees shall have proven experience and technical skills in relation to matters that are the object of the respective committee’s responsibility and shall be subject to the same legal duties and responsibilities as the administrators.
Article 18 — The composition of each committee shall be defined by the Board of Directors.
§1	—	The members of the committees shall be appointed by the Board of Directors and may belong to company administration bodies or not.

§2	—
The term of management for the members of the committees shall begin as of their appointment by the Board of Directors, and termination shall coincide with the end of the management term of the members of the Board of Directors, and reappointment shall be permitted.

§3	—	During their management, members of the committees may be removed from office by the Board of Directors.
Av. Graça Aranha, 26, 15º, 20005-900 Rio de Janeiro RJ Brasil Tel.: (21) 3814-4566 Fax.: (21) 3814-4493

Subsection III — Workings
Article 19 — Standards relating to the workings of each committee shall be defined by the Board of Directors.
§1	—	The committees established within the company shall not have decision making power and their reports and proposals shall be submitted to the Board of Directors for approval.
§2	—	The committees’ reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors.
Subsection IV — Responsibilities
Article 20 — The main duties of the committees are set forth in Article 21 and subsequent articles, whereas their detailed duties shall be defined by the Board of Directors.
Article 21 — The Executive Development Committee shall be responsible for:
I	—	issuing reports on the human resources general policies of the Company submitted by the Executive Board to the Board of Directors;

II	—	analyzing and issuing reports to the Board of Directors on the restatement of remuneration of members of the Executive Board;

III	—	submitting and ensuring up-to-dateness of the performance evaluation methodology of the members of the Executive Board; and

IV	—	issuing reports on health and safety policies proposed by the Executive Board.
Article 22 — The Strategic Committee shall be responsible for:
I	—	issuing reports on the strategic guidelines and the strategic plan submitted annually by the Executive Board;

II	—	issuing reports on the company’s annual and multi-annual investment budgets submitted by the Executive Board to the Board of Directors;

III	—	issuing reports on investment and/or divestiture opportunities submitted by the Executive Board to the Board of Directors; and

IV	—
issuing reports on operations relating to merger, split-off, incorporation in which the company and its controlled subsidiaries are a party, and on share purchases submitted by the Executive Board to the Board of Directors.

Article 23 — The Finance Committee shall be responsible for:
I	—	issuing reports on the corporate risks and financial policies and the internal financial control systems of the Company; and

II	—
issuing reports on the compatibility between the remuneration level of shareholders and the parameters established in the annual budget and financial scheduling, as well as its consistency with the general policy on dividends and the capital structure of the company.

Av. Graça Aranha, 26, 15º, 20005-900 Rio de Janeiro RJ Brasil Tel.: (21) 3814-4566 Fax.: (21) 3814-4493

Article 24 — The Accounting Committee shall be responsible for:
I	—	recommending the appointment of the person responsible for the internal auditing of the Company to the Board of Directors ;

II	—	issuing reports on the policies and the Company’s annual auditing plan submitted by the employee responsible for internal auditing, and on its execution;

III	—	tracking the results of the Company’s internal auditing, and identifying, priorizing, and submitting actions to be accompanied by the Executive Board to the Board of Directors; and

IV	—	analyzing the Annual Report, as well as the Financial Statements of the company and making recommendations to the Board of Directors.
Article 25 — The Governance and Ethics Committee shall be responsible for:
I	—	evaluating the efficiency of the company’s governance practices and the workings of the Board of Directors, and submitting improvements;

II	—	submitting improvements to the code of ethics and in the management system in order to avoid conflicts of interests between the company and its shareholders or company administrators; and

III	—	issuing reports on potential conflicts of interest between the company and its shareholders or administrators, and

IV	—
issuing reports on policies related to the Company’s institutional social responsibilities, such as environmental-related issues and the Company’s social responsibilities, proposed by the Executive Board.

SECTION III — EXECUTIVE BOARD
Subsection I — Composition
Article 26 — The Executive Board, which shall be the executive management body of the company, shall consist of 6 (six) to 11 (eleven) members, one of whom shall be the Chief Executive Officer and the others Executive Officers.
§1	—
The Chief Executive Officer shall submit to the Board of Directors the names of candidates for the Executive Board with renowned knowledge and specialization in the subject of responsibility of the respective operational area, and may also at any time submit to the Board of Directors a motion to remove.

Av. Graça Aranha, 26, 15º, 20005-900 Rio de Janeiro RJ Brasil Tel.: (21) 3814-4566 Fax.: (21) 3814-4493

§2	—	The Executive Officers shall have their individual duties defined by the Board of Directors.
§3	—	The management term of the members of the Executive Board shall be 2 (two) years, and re-election shall be permitted.
Subsection II — Workings
Article 27 — The Chief Executive Officer and other members of the Executive Board shall continue in their respective official capacities when physically distant from headquarters realizing their respective duties on business-related travel. In the case of a permanent vacancy, or an impairment which temporarily impedes an officer from performing his respective duties, or a temporary absence or leave due to extraordinary circumstances, the respective procedures for replacing the Chief Executive Officer and other Executive Officers shall be as follows:
§1º	—
In the case of an impairment which temporarily impedes the Chief Executive Officer from performing his respective duties, the Chief Financial Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of Chief Executive Officer, provided that the Board of Directors ratifies such replacement. In the case of the Chief Executive Officer’s temporary absence or leave due to extraordinary circumstances, the Chief Executive Officer shall designate his own substitute, who shall assume all legal, statutory, and regulatory rights and responsibilities of the Chief Executive Officer.

§2º	—
In the case of an impairment which temporarily impedes an Executive Officer from performing his respective duties or in the case of an Executive Officer’s temporary absence or leave due to extraordinary circumstances, such Executive Officer shall be replaced, in accordance with the Chief Executive Officer’s nomination, by any of the other Executive Officers, and such nominated Executive Officer shall assume, in addition to his own legal, statutory, and regulatory rights and responsibilities, the legal, statutory, and regulatory responsibilities of the temporarily impaired or absent Executive Officer, excluding voting rights at Executive Board meetings, for the duration of the temporarily impaired or absent Executive Officer’s term.

§3º	—
Should there be a permanent vacancy in the position of Executive Officer, the Chief Executive Officer shall select a substitute officer and submit such officer’s name to the Board of Directors who shall appoint such substitute officer to complete the remaining term of the vacant executive officer.

§4º	—
Should there be a permanent vacancy in the position of the Chief Executive Officer, the Chief Financial Officer shall replace the Chief Executive Officer and shall assume the duties, rights, and responsibilities of both the Chief Executive Officer and the Chief Financial Officer, until the Board of Directors holds an election to fill the position of Chief Executive Officer.

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Article 28 — In respect of the limits established for each Executive Officer, the decisions on matters affecting his specific operational area, provided that the matter does not affect the operational area of another Executive Officer, shall be taken by himself or in conjunction with the Chief Executive Officer, in matters or situations pre-established by the latter.
Article 29 — The Executive Board shall meet on an ordinary basis once each fifteen days and extraordinarily whenever called by the Chief Executive Officer or his substitute; and Executive Board members may participate in ordinary or extraordinary meetings in person, by teleconference, videoconference, or other means of communication.
Sole Paragraph — The Chief Executive Officer shall convene an extraordinary meeting of the Executive Board by virtue of the request of at least 3 (three) members of the Executive Board;
Article 30 — The meetings of the Executive Board shall only begin with the presence of the majority of its members.
Article 31 — The Chief Executive Officer shall chair the meetings of the Executive Board in order to priorize consensual approvals amongst its members.
§1	—
When there is no consent among members of the Board, the Chief Executive Officer may (i) withdraw the issue from the agenda, (ii) attempt to form a majority, with the use of his casting vote or, (iii) in the interests of the company and by grounded presentation, decide individually on the matters raised for joint approval, including those listed in Article 32, and in respect of the exceptions stated in §2 following;

§2	—
Decisions relating to annual and multi-annual budgets and to the strategic plan and the Annual Report of the company shall be taken by majority vote, considered to be all Executive Officers, provided that the favorable vote of the Chief Executive Officer is included therein.

§3	—
The Chief Executive Officer shall inform the Board of Directors the utilization of the prerogative concerning item (iii), §1 stated above, in the first Board of Directors meeting which succeed the corresponding decision.

Subsection III — Responsibilities
Article 32 — The Executive Board shall be responsible for:
I	—	approving the creation and elimination of Executive Departments subordinated to each Executive Director;

II	—	preparing and submitting to the Board of Directors the company’s general policies on human resources, and executing the approved policies;

III	—	complying with and ensuring compliance with the general guidelines and business policies of the Company laid down by the Board of Directors;
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IV	—	preparing and submitting, annually, to the Board of Directors, the company’s strategic guidelines and the strategic plan, and executing the approved strategic plan;

V	—	preparing and submitting the Company’s annual and multi-annual budgets to the Board of Directors, and executing the approved budgets;

VI	—	planning and steering the company’s operations and reporting the company’s economic and financial performance to the Board of Directors, and producing reports with specific performance indicators;

VII	—
identifying, evaluating and submitting investment and/or divestiture opportunities to the Board of Directors which exceed the limits of the Executive Board as defined by the Board of Directors, and executing the approved investments and/or divestitures;

VIII	—
identifying, evaluating and submitting to the Board of Directors operations relating to merger, split-off, incorporation in which the company is a party, as well as share purchases, and conducting the approved mergers, split-offs, incorporations and purchases;

IX	—	preparing and submitting the company’s finance policies to the Board of Directors, and executing the approved policies;

X	—	submitting to the Board of Directors the issuance of simple debentures, not convertible into shares and without collateral;

XI	—
defining and submitting to the Board of Directors, after the drawing up of the balance sheet, the employment of profit for the year, the distribution of company dividends and, when necessary, the capital budget;

XII	—	preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting;

XIII	—	adhere to and encourage adhesion to the company’s code of ethics, established by the Board of Directors;

XIV	—
preparing and submitting to the Board of Directors the company’s policies on corporate responsibility, such as the environment, health, safety and social responsibility, and implementing the approved policies;

XV	—
authorizing the purchase of, sale of and placing of liens on fixed and non fixed assets including securities, the contracting of services, the company being the provider or receiver of such, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

XVI	—
authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the company, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

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XVII	—
propose to the Board of Directors any reformulation, alteration, or amendment of shareholders’ agreements or of agreements among the shareholders of companies in which the company participates, as well as suggesting the signing of new agreements and consortia contracts that address subjects of this nature;

XVIII	—	authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative officer or any other type of establishment in Brazil or abroad;

XIX	—
authorizing the undertaking of commitments, waiver of rights and transactions of any nature, liens on securities being excepted, under the terms of section XII of Article 14, being empowered to establish standards and delegate powers in accordance with the criteria and standards established by the Board of Directors;

XX	—	establishing and informing the Board of Directors on the individual limits of the Executive Officers, in respect of the limits of the Executive Board jointly, as established by the Board of Directors;

XXI	—	establishing, based on the limits fixed for the Board of Directors, the limits throughout the whole of the company’s administrative organization hierarchy.
§1	—
The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other organizations in which the company participates, directly or indirectly, the investment plans and programs of the company, as well as the respective budgets being complied with, the limit of responsibility being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments.

§2	—
The Executive Board shall take steps to appoint persons who shall form part of the Administrative, Consultant and Audit bodies of those companies and organizations in which the company participates directly or indirectly.

Article 33 — The responsibilities of the Chief Executive Officer are to:
I	—	take the chair at meetings of the Executive Board;

II	—
exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting;

III	—	coordinate and supervise the activities of the business areas and units that are directly subordinated to him;

IV	—	select and submit to the Board of Directors the names of candidates for Executive Officer posts to be elected by the Board of Directors, and also to propose the respective removal;
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V	—	coordinate the decision making process of the Executive Board, as provided for in Article 31 of Subsection II — Workings;

VI	—
indicate, whom among the Executive Officers shall substitute an Executive Officer in case of an impairment that temporarily impedes an officer from performing his respective duties or temporary absence or leave, in compliance to Article 27 Subsection II — Workings;

VII	—	keep the Board of Directors informed about the activities of the company;

VIII	—	together with the other Executive Officers, prepare the annual report and draw up the balance sheet;
Article 34 — The Executive Officers are to:
I	—	organize the services for which they are responsible;

II	—
participate in meetings of the Executive Board, contributing to the definition of the policies to be followed by the company and reporting on matters of the respective areas of supervision and coordination;

III	—
comply with and ensure compliance with the policy and general guidance of the company’s business laid down by the Board of Directors, each Executive Officer being responsible for his business units and specific area of activities;

IV	—	contract the services described in §2º of Article 39, in compliance with determinations of the Fiscal Council.
Article 35 — The company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, or by 2 (two) proxies established in accordance with § 1 of this Article, or by 1 (one) proxy jointly with an Executive Officer.
§1	—
Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which the powers granted shall be specified, the term of validity of powers of attorney “ad negotia” expiring on December 31 of the year in which it is granted.

§2	—
The company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies, consortia and other organizations in which it participates or for acts arising out the exercise of powers specified in a power of attorney “ad judicia” or: (a) at agencies at any level of government, customs houses and public service concessionaires for specific acts for which a second proxy is not necessary or not permitted; (b) for signing of contract instruments in solemnity or at which the presence of a second proxy is not possible; (c) for signing of documents of any kind which imply in an obligation for the company whose monetary limits shall be established by the Executive Board.

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§3	—
In the case of commitments assumed abroad, the company may be represented by a single member of the Executive Board, or by an attorney in-fact with specific and limited powers according to the present By-Laws.

§4	—	Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Officer responsible for Investor Relations, or by proxy as established in § 1 of this Article.
CHAPTER V — FISCAL COUNCIL
Article 36 — The Fiscal Council, a permanently functioning body, shall be formed of 3 (three) to 5 (five) effective members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration.
Article 37 — The members of the Fiscal Council shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re-election being permitted.
Article 38 — In their absence or impediment, or in cases of vacancy of office, the members of the Fiscal Council shall be replaced by their respective alternates.
Article 39 — The Fiscal Council shall be responsible to exercise the functions attributed to it by the applicable prevailing legislation, in these By-Laws, and as regulated by its own Internal Rules to be approved by its members;
§1º	—	The Internal Rules of the Fiscal Council shall regulate, in addition to the attributions already established in Law 6.404/76, imperatively, the following:
(i)
to establish the procedures to be adopted by the Company to receive, process and treat denunciations and complaints related to accounting, internal accounting controls and auditing matters, and ensure that the procedures for receiving complaints will guarantee secrecy and anonymity to the complainants;

(ii)	to recommend and assist the Board of Directors in the selection, remuneration and dismissal of the external auditors of the Company;
(iii)	to deliberate concerning the contracting of new services that may be rendered by the external auditors of the Company;
(iv)
to supervise and evaluate the work of the external auditors, and to direct the management of the Company concerning any need to withhold the remuneration of the external auditor, as well as to mediate any disputes between management and the external auditors regarding the financial statements of the Company.

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§2º	—
For adequate performance of its duties, the Fiscal Council may determine the contracting of services from lawyers, consultants and analysts, and other resources that may be necessary for the performance of its duties, while observing the budget, proposed by the Fiscal Council and approved by the Board of Directors, without prejudice to the provisions established in §8º of Article 163 of Law 6.404/76.

§3º	—	The members of the Fiscal Council shall provide, within at least 30 (thirty) days before the Annual Shareholders’ Meeting is held, their analysis of the management report and the financial statements.
CHAPTER VI — COMPANY PERSONNEL
Article 40 — The company shall maintain a social security plan for its employees administered by a foundation established for this purpose, the provisions of prevailing legislation being complied with.
CHAPTER VII — FINANCIAL YEAR AND DISTRIBUTION OF PROFITS
Article 41 — The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31, when the balance sheets shall be prepared.
Article 42 — After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting.
Sole Paragraph — The amount of the interest, paid or credited in the form of interest on stockholders’ equity in accordance with the prescriptions of Article 9, § 7 of Law # 9,249 dated December 26, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on the preferred shares, such amount for all legal purposes forming the sum of the dividends distributed by the company.
Article 43 — The proposal for distribution of profit shall include the following reserves:
I.	Depletion Reserve, to be constituted in accordance with prevailing fiscal legislation;
II.
Investments Reserve, in order to ensure the maintenance and development of the main activities which comprise the company’s purpose, in an amount not greater than 50% (fifty percent) of distributable net profit up to a maximum of the company’s share capital.

Article 44 — At least 25% (twenty-five percent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends.
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Article 45 — At the proposal of the Executive Board, the Board of Directors may determine the preparation of the balance sheets in periods of less than a year and declare dividends or interest on stockholders’ equity on account of the profit verified in these balances as well as to declare for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet.
Article 46 — The dividends and interest on stockholders’ equity mentioned in the Sole Paragraph of Article 42 shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after the date of payment reverting in favour of the company.
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